April 14, 2011 (By SEDAR)

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Dear Sirs/Mesdames:

Subject:

ARGONAUT GOLD INC. – Restated Business Acquisition Report

Argonaut Gold Inc. (“Argonaut”) is hereby filing a restated business acquisition report which corrects two sub-totalling calculation errors contained in the “unaudited pro forma consolidated balance sheet, as of December 31, 2010” contained in the business acquisition report filed on April 11, 2011, as shown in the following blackline:

	Argonaut Gold Inc.	Pediment Gold Corp. (a)
	As reported at December 31, 2010	As reported at September 30, 2010	Conforming adjustment (b)	As adjusted	Adjustments		Notes	Pro Forma Consolidated
ASSETS					Debit	Credit
Mineral properties, plant and equipment	$137,800,447	$5,766,603	$4,313,757	~~$147,880,807~~ $10,080,360	$171,476,904		3(b) & 3(d)	$319,357,711
Other Assets	1,636,878	226,863	-	~~1,863,714~~ 226,836				1,863,714

Note that these calculation errors do not affect the amounts previously reported in the pro forma consolidated balance sheet as at December 31, 2010 for these asset captions.

Yours truly,

ARGONAUT GOLD INC.

By: /s/ Barry Dahl

Barry L. Dahl

Chief Financial Officer

9604 Prototype Court • Reno, Nevada 89521 • Tel: (775) 284-4422 • Fax: (775) 284-4426